UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No.             )*

Collective Brands, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

19421W100

(CUSIP Number)

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

Attn: Stephen D. Oetgen

                        Robert M. Hayward, P.C.

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19421W100

1.	NAME OF REPORTING PERSON Golden Gate Public Equities Opportunities, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 364,634 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 364,634 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 364,634 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%*
14.	TYPE OF REPORTING PERSON PN

*	As reported in the Issuer’s proxy statement filed with the Securities and Exchange Commission (the “SEC”) on April 13, 2012, there were 60,789,565 shares of common stock, par value $0.01 (“Common Stock”) issued and outstanding as of April 1, 2012.

CUSIP No. 19421W100

1.	NAME OF REPORTING PERSON GGC Public Equities Opportunities Blocker Corporation, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 364,634 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 364,634 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 364,634 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%*
14.	TYPE OF REPORTING PERSON CO

As reported in the Issuer’s proxy statement filed with the SEC on April 13, 2012, there were 60,789,565 shares of Common Stock issued and outstanding as of April 1, 2012.

CUSIP No. 19421W100

1.	NAME OF REPORTING PERSON Golden Gate Capital Opportunity Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 364,634 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 364,634 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 364,634 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%*
14.	TYPE OF REPORTING PERSON PN

*	As reported in the Issuer’s proxy statement filed with the SEC on April 13, 2012, there were 60,789,565 shares of Common Stock issued and outstanding as of April 1, 2012.

CUSIP No. 19421W100

1.	NAME OF REPORTING PERSON Golden Gate Capital Opportunity Fund-A, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 364,634 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 364,634 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 364,634 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%*
14.	TYPE OF REPORTING PERSON PN

*	As reported in the Issuer’s proxy statement filed with the SEC on April 13, 2012, there were 60,789,565 shares of Common Stock issued and outstanding as of April 1, 2012.

CUSIP No. 19421W100

1.	NAME OF REPORTING PERSON GGCOF Co-Invest, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 364,634 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 364,634 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 364,634 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%*
14.	TYPE OF REPORTING PERSON PN

*	As reported in the Issuer’s proxy statement filed with the SEC on April 13, 2012, there were 60,789,565 shares of Common Stock issued and outstanding as of April 1, 2012.

CUSIP No. 19421W100

1.	NAME OF REPORTING PERSON GGCOF Co-Invest Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 364,634 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 364,634 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 364,634 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%*
14.	TYPE OF REPORTING PERSON PN

*	As reported in the Issuer’s proxy statement filed with the SEC on April 13, 2012, there were 60,789,565 shares of Common Stock issued and outstanding as of April 1, 2012.

CUSIP No. 19421W100

1.	NAME OF REPORTING PERSON GGC Opportunity Fund Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 364,634 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 364,634 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 364,634 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%*
14.	TYPE OF REPORTING PERSON PN

*	As reported in the Issuer’s proxy statement filed with the SEC on April 13, 2012, there were 60,789,565 shares of Common Stock issued and outstanding as of April 1, 2012.

CUSIP No. 19421W100

1.	NAME OF REPORTING PERSON GGC Opportunity Fund Management GP, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 364,634 (See Item 5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 364,634 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 364,634 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%*
14.	TYPE OF REPORTING PERSON CO

As reported in the Issuer’s proxy statement filed with the SEC on April 13, 2012, there were 60,789,565 shares of Common Stock issued and outstanding as of April 1, 2012.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of Common Stock, of Collective Brands, Inc., a Delaware corporation (“Collective Brands” or the “Issuer”). The principal executive office and mailing address of the Issuer is 3231 Southeast Sixth Avenue, Topeka, Kansas 66607-2207.

Item 2.	Identity and Background.

(a) – (c) This Statement is jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Act: GGC Public Equities Opportunities, L.P. (“GGCPEO”), GGC Public Equities Opportunities Blocker Corporation, Ltd. (“GGCPEO Blocker”), Golden Gate Capital Opportunity Fund, L.P. (“GGCOF”), Golden Gate Capital Opportunity Fund-A, L.P. (“GGCOF-A”), GGCOF Co-Invest, L.P. (“GGCOF Co-Invest”), GGC Opportunity Fund Management, L.P. (“Fund GP”), GGCOF Co-Invest Management, L.P. (“Co-Invest GP”) and GGC Opportunity Fund Management GP, Ltd. (“Ultimate GP”) (collectively, the “Reporting Persons”). GGCOF, GGCOF-A and GGCOF Co-Invest (the “Funds”) are each investors in GGCPEO, and the general partner of GGCPEO is GGCPEO Blocker. The Funds hold all of the equity interests in GGCPEO Blocker. Fund GP is the general partner of each of GGCOF and GGCOF-A, and Ultimate GP is the general partner of Fund GP. Co-Invest GP is the general partner of GGCOF Co-Invest, and Fund GP is the general partner of Co-Invest GP. As a result, each of GGCPEO, GGCPEO Blocker, the Funds, Fund GP, Co-Invest GP and Ultimate GP may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owners of all of the securities owned by GGCPEO. Ultimate GP has ultimate voting and dispositive authority over all of the securities held by GGCPEO and is governed by its board of directors. The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s management and control.

The principal business address for each of the Reporting Persons is c/o Golden Gate Private Equity, Inc., One Embarcadero Center, 39th Floor, San Francisco, California 94111.

The principal business of each of GGCPEO and the Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of GGCPEO Blocker is to act as the general partner of GGCPEO. The principal business of Fund GP is to act as the general partner of various investment funds, including GGCOF and GGCOF-A. The principal business of Co-Invest GP is to act as the General Partner of GGCOF Co-Invest. The principal business of Ultimate GP is to act as the general partner of Fund GP.

Certain information required by this Item 2 concerning the executive officers, controlling persons and directors of Ultimate GP is set forth on Schedule A annexed hereto, which is incorporated herein by reference.

(d) During the last five years, none of the Reporting Persons, nor to the best of their knowledge, any of the persons listed on Schedule A (including all executive officers and directors of Ultimate GP) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, nor to the best of their knowledge, any of the persons listed on Schedule A (including all executive officers and directors of Ultimate GP) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Funds, Fund GP and Co-Invest GP are limited partnerships organized under the laws of the Cayman Islands. GGCPEO Blocker and Ultimate GP are exempted companies organized under the laws of the Cayman Islands.

Item 3.	Source and Amount of Funds or Other Consideration.

Each of the Funds is a private equity fund formed for the purpose of making investments for its own account. The source of funds for the Reporting Persons is capital committed by the partners of the Funds, who are not themselves necessarily affiliates of the Reporting Persons.

In addition, it is anticipated that the funding for the transactions contemplated by the Merger Agreement (as defined below) will consist of a combination of (i) equity financing in the form of cash to be contributed by certain of the Reporting Persons; Blum Capital Partners, L.P., a California limited partnership (“Blum LP”); Richard C. Blum & Associates, Inc., a California corporation (“RCBA Inc.”); Blum Strategic GP IV, L.L.C., a Delaware limited liability company (“Blum GP IV”); Blum Strategic GP IV, L.P., a Delaware limited partnership (“Blum GP IV LP,” and, together with Blum LP, RCBA Inc., Blum GP IV, the “Blum Entities”); and Wolverine (as defined below), (ii) equity financing in the form of Rollover Shares (as defined below) to be transferred to Parent by certain of the Blum Entities or their affiliates immediately prior to the effective time of the Merger (as defined below) and (iii) debt financing to be incurred by parties other than the Reporting Persons.

Item 4.	Purpose of Transaction.

Merger Agreement

On May 1, 2012, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with WBG—PSS Holdings LLC, a Delaware limited liability company (“Parent”), WBG—PSS Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and, with respect to certain provisions therein, Wolverine World Wide, Inc. (“Wolverine”). Parent and Merger Sub are directly or indirectly owned by certain of the Reporting Persons, the Blum Entities and Wolverine.

Pursuant to the terms of the Merger Agreement, and subject to the conditions set forth therein, Merger Sub will merge with and into the Issuer and the Issuer will become a wholly-owned subsidiary of Parent (the “Merger”). At the effective time of the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than certain excluded shares), will be converted automatically into the right to receive $21.75 in cash, without interest. Completion of the Merger is subject to the closing conditions set forth in the Merger Agreement, including, among other things, approval by the Issuer’s stockholders and the receipt of applicable antitrust approvals.

The Merger Agreement contains certain termination rights for both the Issuer and Parent, and further provides that, upon termination of the Merger Agreement under specified circumstances, the Issuer will be required to pay Parent a termination fee of $44 million and/or reimburse Parent expenses up to $12.5 million (which reimbursement shall reduce, on a dollar for dollar basis, any termination fee subsequently payable by the Issuer), and Parent will be required to pay the Issuer a reverse termination fee of $84 million (the “Parent Termination Fee”) and/or reimburse certain Issuer expenses.

Concurrently with the execution of the Merger Agreement, Parent entered into an agreement with Wolverine and a subsidiary of Wolverine pursuant to which Parent will transfer or cause to be transferred to a subsidiary of Wolverine certain assets comprising the Collective Brands Performance + Lifestyle Group business of the Issuer (the “PLG Sale”). The completion of the PLG Sale is conditioned on the concurrent completion of the Merger.

Equity Commitment Letters

On May 1, 2012, GGCOF and Blum Strategic IV each entered into an Equity Commitment Letter with Parent (the “Equity Commitment Letters”) setting forth the terms and conditions upon which each of Blum Strategic IV and GGCOF has committed to, and/or to cause one or more its respective affiliates or co-investors to, capitalize Parent at or prior to the effective time of the Merger with an equity contribution in an amount up to an aggregate of $550 million (less an amount equal to the number of shares of Common Stock contributed to Parent immediately prior to the effective time of the Merger (the “Rollover Shares”) multiplied by $21.75, which is the amount of the per share consideration payable in the Merger) in order to consummate the Merger. The obligations of GGCOF under its Equity Commitment Letter are subject to (a) the satisfaction or waiver of the conditions to the obligations of Parent to consummate the Merger, (b) the contemplated debt financing having been funded (or the sources thereof having confirmed that they are ready, willing and able to fund the debt financing if the financing contemplated by the Equity Commitment Letters is funded at the closing of the Merger), (c) the simultaneous funding of Blum Strategic IV’s equity commitment and (d) the simultaneous closing of the PLG Sale. The obligations of GGCOF under its Equity Commitment Letter expire upon the earliest to occur of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the funding of GGCOF’s obligations at the closing of the Merger and (iii) the assertion by the Company or any of its affiliates of its right to enforce GGCOF’s obligations with respect to the Parent Termination Fee under the Limited Guarantee (as defined below). The Equity Commitment Letters contain other customary terms and conditions. The Issuer is a third party beneficiary under the Equity Commitment Letters for purposes of specifically enforcing the terms and provisions thereunder under certain circumstances.

Limited Guarantee

On May 1, 2012, GGCOF and the Issuer entered into a Limited Guarantee (the “Limited Guarantee”) pursuant to which GGCOF agreed to provide a guarantee of its applicable percentage of the Parent Termination Fee.

Interim Agreement

On May 1, 2012, Parent, Merger Sub, Wolverine, GGCOF and Blum Strategic IV and its affiliated investment funds entered into an Interim Agreement (the “Interim Agreement”) setting forth the terms and conditions governing certain aspects of the relationship among the Sponsors, Wolverine and Parent with respect to, among other things, the funding of and consummation of the Merger and the PLG Sale.

Sponsors Agreement

On May 1, 2012, Blum LP and its affiliated investment funds and an affiliate of the Reporting Persons (collectively, the “Sponsors”) entered into a Sponsors Agreement (the “Sponsors Agreement”) setting forth the terms and conditions governing certain aspects of the relationship between the Sponsors with respect to, among other things, the funding of and consummation of the Merger and the PLG Sale.

The foregoing summaries do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the Limited Guarantee, the Interim Agreement and the Sponsors Agreement, which are filed herewith as Exhibits 1, 2, 3 and 4, respectively, and incorporated herein by reference.

The Sponsors also expect to enter into additional agreements prior to the completion of the Merger and the PLG Sale relating to their joint ownership of Parent following the completion of the Merger and the PLG Sale.

Other than as described in this Item 4, and except as otherwise disclosed herein or in the Merger Agreement, the Limited Guarantee, the Interim Agreement or the Sponsors Agreement, each of the Reporting Persons confirms that it does not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Stock that may be deemed to be beneficially owned by the Reporting Person(s), or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

The information required by Item 4 not otherwise provided herein is set forth in Item 3 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) In the aggregate, the Reporting Persons beneficially own, as of May 1, 2012, 364,634 shares of the Common Stock. Each of GGCPEO, GGCPEO Blocker, the Funds and Fund GP have shared dispositive power with each other with respect to the Common Stock. Ultimate GP has sole dispositive power with respect to all of the Common Stock.

As a result of the relationships described in this Statement, each of the Reporting Persons may be deemed to beneficially own the Common Stock directly owned by GGCPEO. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any Reporting Person, other than, solely with respect to the Common Stock directly owned by GGCPEO, that it is the beneficial owner of any of the Common Stock referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

As a result of the matters described in Item 4 above, the Reporting Persons and the Blum Entities may collectively be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. As a consequence, each Reporting Person and the Blum Entities may be deemed to beneficially own all shares of Common Stock beneficially owned by each other Reporting Person and the Blum Entities. Based on Amendment No. 1 to a Schedule 13D filed by the Blum Entities on May 3, 2012 (the “Blum 13D”), the Blum Entities beneficially owned 3,353,369 shares of Common Stock. Neither the Reporting Persons nor the Blum Entities has entered into any agreement or understanding that gives the other party the right to acquire, vote or dispose of any shares of Common Stock beneficially owned by the other party.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 of this Statement is hereby incorporated by reference in this Item 6. Other than the matters disclosed above in response to Item 4 and in this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 Agreement and Plan of Merger, dated as of May 1, 2012, among the Issuer, Parent, Merger Sub and, with respect to certain provisions thereof, Wolverine (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on May 2, 2012).

Exhibit 2 Limited Guarantee, dated as of May 1, 2012, between GGCOF and the Issuer.

Exhibit 3 Interim Agreement, dated as of May 1, 2012, by and among WBG—PSS Holdings LLC, WBG—PSS Merger Sub Inc., Blum Strategic Partners IV, L.P. and its affiliated investment funds, GGCOF and Wolverine World Wide, Inc. (incorporated by reference to Exhibit E to the Blum 13D).

Exhibit 4 Sponsors Agreement, dated as of May 1, 2012, by and between Blum Capital Partners, L.P. and its affiliated investment funds and an affiliate of the Reporting Persons. (incorporated by reference to Exhibit F to the Blum 13D).

Exhibit 5 Joint Filing Undertaking dated as of December 16, 2011 by and among Golden Gate Capital Opportunity Fund, L.P., Golden Gate Capital Opportunity Fund-A, L.P., GGCOF Co-Invest, L.P., GGC Co-Invest Management, L.P., GGC Opportunity Fund Management, L.P., GGC Opportunity Fund Management, GP, Ltd., GGC Public Equities Opportunities, L.P., GGC Public Equities Opportunities Blocker Corporation, Ltd. (filed herewith).

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 10, 2012

Golden Gate Capital Opportunity Fund, L.P. Golden Gate Capital Opportunity Fund-A, L.P.

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

By:	/s/ David C. Dominik
David C. Dominik
Its:	Director

GGC Opportunity Fund Management, L.P.

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

By:	/s/ David C. Dominik
David C. Dominik
Its:	Director

GGC Opportunity Fund Management GP, Ltd.

By:	/s/ David C. Dominik
David C. Dominik
Its:	Director

GGCOF Co-Invest, L.P.

By: GGC Co-Invest Management, L.P. Its: General Partner

By: GGC Opportunity Fund Management, L.P. Its: General Partner

By: GGC Opportunity Fund Management GP, Ltd. Its: General Partner

By:	/s/ David C. Dominik
David C. Dominik
Its:	Director

GGC Co-Invest Management, L.P.

By: GGC Opportunity Fund Management, L.P. Its: General Partner

By: GGC Opportunity Fund Management GP, Ltd. Its: General Partner

By:	/s/ David C. Dominik
David C. Dominik
Its:	Director

GGC Public Equities Opportunities, L.P.
By: GGC Public Equities Opportunities Blocker Corporation, Ltd.
Its: General Partner

/s/ David C. Dominik
Its: Director

GGC Public Equities Opportunities Blocker Corporation, Ltd.

/s/ David C. Dominik
Its: Director

SCHEDULE A

CERTAIN INFORMATION REGARDING THE PERSONS CONTROLLING THE REPORTING PERSONS

Ultimate GP. Ultimate GP is an exempted company organized under the laws of the Cayman Islands and is governed by its directors. David C. Dominik holds a controlling amount of the outstanding shares in Ultimate GP and also controls its Board of Directors. Ultimate GP does not have any officers. Each of Ultimate GP’s directors is a United States citizen. Mr. Dominik’s principal occupation is serving as Managing Director of Golden Gate Capital. The business address of each of the directors, officers and controlling shareholder is c/o Golden Gate Private Equity, Inc., One Embarcadero Center, 39th Floor, San Francisco, California 94111.

Exhibit 5

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

The execution and filing of this agreement shall not be construed as an admission that the below-named parties are a group, or have agreed to act as a group.

Dated: May 10, 2012

Golden Gate Capital Opportunity Fund, L.P. Golden Gate Capital Opportunity Fund-A, L.P.

By: GGC Opportunity Fund Management, L.P.
Its: General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

By:	/s/ David C. Dominik
David C. Dominik
Its:	Director

GGC Opportunity Fund Management, L.P.

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

By:	/s/ David C. Dominik
David C. Dominik
Its:	Director

GGC Opportunity Fund Management GP, Ltd.

By:	/s/ David C. Dominik
David C. Dominik
Its:	Director

GGCOF Co-Invest, L.P.

By: GGC Co-Invest Management, L.P.
Its: General Partner

By: GGC Opportunity Fund Management, L.P.
Its: General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

By:	/s/ David C. Dominik
David C. Dominik
Its:	Director

GGC Co-Invest Management, L.P.

By: GGC Opportunity Fund Management, L.P.
Its: General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

By:	/s/ David C. Dominik
David C. Dominik
Its:	Director

GGC Public Equities Opportunities, L.P.
By: GGC Public Equities Opportunities Blocker Corporation, Ltd.
Its: General Partner

/s/ David C. Dominik
Its: Director

GGC Public Equities Opportunities Blocker Corporation, Ltd.

/s/ David C. Dominik
Its: Director

Exhibit 2

LIMITED GUARANTEE

THIS LIMITED GUARANTEE, dated as of May 1, 2012 (this “Limited Guarantee”), is made by Golden Gate Capital Opportunity Fund, L.P, a Cayman Islands exempted limited partnership (“Guarantor”), in favor of Collective Brands, Inc., a Delaware corporation (the “Company”). Reference is hereby made to that certain Agreement and Plan of Merger, dated on or about the date hereof (as the same may be amended, modified or restated in accordance with the terms thereof, the “Merger Agreement”), by and among the Company, WBG-PSS Holdings LLC, a Delaware limited liability company (“Parent”), WBG-PSS Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Wolverine World Wide, Inc., a Delaware corporation (“Wolverine”). Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Merger Agreement.

1.	Limited Guarantee.

(a) The Guarantor hereby irrevocably and unconditionally guarantees to the Company the due and punctual payment by Parent to the Company of the Applicable Percentage of the Parent Termination Fee on the terms and subject to the conditions set forth in Section 8.5(c) of the Merger Agreement (the “Parent Termination Fee Obligations”) and the Applicable Percentage of any expense reimbursement and indemnification obligations of Parent and Merger Sub to the Company pursuant to Sections 6.14 and 6.19 of the Merger Agreement, the first sentence of Section 8.5(e) of the Merger Agreement and Section 8.5(c) of the Merger Agreement (the “Expense Obligations,” and, together with the Parent Termination Fee Obligations, the “Guaranteed Obligations”); provided that the Company and the Guarantor agree that the maximum aggregate liability of the Guarantor hereunder shall not exceed an aggregate amount equal to (a) the Applicable Percentage of the Expense Obligations, less (b) the Applicable Percentage of the amount of any Expense Obligations actually previously satisfied by Parent or Merger Sub (such aggregate amount, the “Maximum Amount”), and that the Guarantor shall in no event be required to pay more than the Maximum Amount pursuant to this Limited Guarantee. “Applicable Percentage” means 16.3693%.

(b) If Parent and Merger Sub fail or refuse to pay any of the Guaranteed Obligations, the Guarantor shall immediately pay, or cause to be paid, such amounts free and clear of any deduction, offset, defense, claim or counterclaim of any kind. All payments hereunder shall be made in lawful money of the United States in immediately available funds. Except in each case as provided in Section 2(c) below, the Guarantor’s obligations under this Limited Guarantee are in no way conditioned upon any requirement that the Company proceed or otherwise attempt to collect first or at any time or in any manner against Parent or Merger Sub or any other Person interested in the transaction contemplated by the Merger Agreement before proceeding or otherwise attempting to collect against Guarantor hereunder, or otherwise exhaust any or all of the Company’s rights against Parent, Merger Sub or any other Person now or hereafter liable for any of the Guaranteed Obligations. In furtherance of the foregoing and except in each case as provided in Section 2(c) below, Guarantor acknowledges and agrees that (a) the Company may, in its sole discretion, bring and prosecute a separate action or actions against Guarantor in respect of the payment and performance of the Guaranteed

Obligations (subject to the Maximum Amount), regardless of whether an action is brought against Parent or Merger Sub or whether Parent or Merger Sub is joined in any such action or actions, and (b) the Company shall not be obligated to file any claim relating to the Guaranteed Obligations in the event that Parent or Merger Sub becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Company to so file shall not affect Guarantor’s obligations hereunder. In the event that any payment hereunder is rescinded or must otherwise be returned for any reason whatsoever, Guarantor shall remain liable hereunder as if such payment had not been made.

2.	Terms of Limited Guarantee.

(a) This Limited Guarantee is one of payment and performance, not collection, and a separate action or actions may be brought and prosecuted against the Guarantor to enforce this Limited Guarantee, irrespective of whether any action is brought against Parent or Merger Sub or any other Person, or whether Parent or Merger Sub or any other Person are joined in any such action or actions. Guarantor agrees that the Company may, at any time and from time to time, without notice to or further consent of Guarantor, extend the time of payment or performance of any of the Guaranteed Obligations, without in any way impairing or affecting Guarantor’s obligations under this Limited Guarantee or affecting the validity or enforceability of this Limited Guarantee.

(b) The liability of the Guarantor under this Limited Guarantee shall, to the fullest extent permitted under applicable Law, be absolute, unconditional, irrevocable and continuing irrespective of:

(i) the value, genuineness, regularity, illegality or enforceability of the Merger Agreement, the Financing Commitments or any other agreement or instrument referred to herein (other than in the case of defenses to the payment of the Guaranteed Obligations that are available to Parent or Merger Sub under the Merger Agreement;

(ii) any change in the corporate existence, structure or ownership of Parent or Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement or any Financing Commitments (including any Other Guarantor), or any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement or any other Financing Commitments (including any other Guarantor);

(iii) change in the manner, place or terms of payment or performance, or any change or extension of the time of payment or performance of, renewal or alteration of, any Guaranteed Obligation, any escrow arrangement or other security therefor, any liability incurred directly or indirectly in respect thereof, or any amendment or waiver of or any consent to any departure from the terms of the Merger Agreement, any Financing Commitment, any other limited guarantee that may be agreed to by Parent or Merger Sub and any Other Guarantor or any documents entered into in connection therewith;

(iv) the existence of any claim, set-off or other right that the Guarantor may have at any time against Parent, Merger Sub or the Company, whether in connection with any Guaranteed Obligation or otherwise;

(v) any other act or omission that may or might in any manner or to any extent vary the risk of the Guarantor or otherwise operate as a discharge of the Guarantor as a matter of law or equity (other than payment of the Guaranteed Obligations); provided that, Guarantor shall be permitted to assert as a defense to, or release or discharge of, the payment of the Guaranteed Obligations, any claim, set-off, deduction, defense or release that are available to Parent of Merger Sub under the Merger Agreement;

(vi) subject to the termination of this Limited Guarantee pursuant to Section 6 below and except as provided in Section 2(c) below, the failure or delay on the part of the Company to assert any claim or demand or to enforce any right, remedy or power against Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement or any Financing Commitments;

(vii) the addition, substitution or release of any entity or other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement or any Financing Commitments (including any Other Guarantor);

(viii) the adequacy of any means the Company may have of obtaining payment or performance in respect of the Guaranteed Obligations; or

(ix) any discharge of Guarantor as a matter of applicable Law or equity (other than a discharge of Guarantor with respect to the Guaranteed Obligations as a result of payment of the Guaranteed Obligations in accordance with their terms).

(c) The Guarantor hereby waives any and all notice of the creation, renewal, extension or accrual of any of the Guaranteed Obligations and notice of or proof of reliance by the Company upon this Limited Guarantee or any Guaranteed Obligation hereunder or acceptance of this Limited Guarantee or any Guaranteed Obligation hereunder. Without expanding the obligations of the Guarantor hereunder, the Guaranteed Obligations shall conclusively be deemed to have been created, contracted or incurred in reliance upon this Limited Guarantee, and all dealings between Parent, Merger Sub or the Guarantor, on the one hand, and the Company, on the other, shall likewise be conclusively presumed to have been had or consummated in reliance upon this Limited Guarantee. The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Limited Guarantee are knowingly made in contemplation of such benefits and after seeking the advice of counsel. Any enforcement of, or pursuit of remedies under, this Limited Guarantee shall only be made if the Company is also taking such actions as are commercially reasonable to enforce or seek remedies under each of that certain Limited Guarantee delivered by Blum Strategic Partners IV, L.P. in favor of the Company (the “Blum Limited Guarantee”) and that certain Limited Guarantee delivered by Wolverine in favor of the Company (the “Wolverine Limited Guarantee”), to the extent the guarantors thereunder then have outstanding payment or performance obligations thereunder.

(d) For the avoidance of doubt, the Company shall not be obligated to file any claim relating to any Guaranteed Obligation in the event that Parent or Merger Sub becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Company to so file any claim shall not affect the Guarantor’s obligations hereunder In the event that any payment to the Company in respect of any Guaranteed Obligation hereunder is rescinded or must otherwise be returned for any reason whatsoever, the Guarantor shall remain liable hereunder with respect to the Guaranteed Obligation as if such payment had not been made.

(e) Guarantor hereby covenants and agrees that it shall not directly or indirectly institute any proceeding asserting or assert as a defense in any proceeding, and shall cause its respective Affiliates not to directly or indirectly institute any proceeding asserting or assert as a defense in any proceeding, (i) that (x) the Company has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity or (ii) the illegality, invalidity or unenforceability in accordance with its terms of this Limited Guarantee. The Guarantor agrees to pay on demand all reasonable out-of-pocket expenses (including reasonable fees of counsel) incurred by the Company in connection with the enforcement of its rights hereunder if the Company prevails in such litigation or proceeding.

3. Waiver of Acceptance, Presentment, etc. The Guarantor hereby expressly waives any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by the Company. The Guarantor waives promptness, diligence, notice of the acceptance of this Limited Guarantee and of any Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the incurrence of any Guaranteed Obligations and all other notices of any kind (other than notices to be provided in accordance with Section 12 hereof or Section 9.6 of the Merger Agreement), all defenses which may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereafter in effect, any right to require the marshalling of assets of Parent or any other Person interested in the transactions contemplated by the Merger Agreement or any Financing Commitment (including any other Guarantor), and all suretyship defenses generally.

4.	Sole Remedy.

(a) The Guarantor shall not have any obligation or liability to any Person relating to, arising out of or in connection with this Limited Guarantee other than as expressly set forth herein. The Company further agrees that it has no right of recovery against, and no personal liability shall attach to, any former, current or future, direct or indirect director, officer, employee, agent or affiliates of the Guarantor, Parent or Merger Sub, any former, current or future, direct or indirect holder of any equity interests or securities of the Guarantor, Parent or Merger Sub (whether such holder is a limited or general partner, member, stockholder or otherwise), any former, current or future assignee of the Guarantor, Parent or Merger Sub or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, affiliate, controlling person, representative or assignee of any of the foregoing, through Parent or Merger Sub or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Parent or Merger Sub against the stockholders or affiliates of the Guarantor, Parent or Merger Sub or otherwise in respect of any liabilities or obligations relating to, arising out of or in connection with, the Merger Agreement and the transactions contemplated thereby, except for the Company’s rights against the Guarantor, its successors or permitted assigns under, or in connection with, this Limited Guarantee, the Confidentiality Agreement, the Equity Financing Commitment or the transactions contemplated hereby or thereby and against Parent or Merger Sub or their respective successors and assigns under, or in connection with, the Confidentiality Agreement or the Merger Agreement or the transactions contemplated thereby. In the event the Guarantor (i) consolidates with or merges with any other Person and is not the continuing or surviving entity of such consolidation or merger or (ii) transfers or conveys all or a substantial portion of its properties and other assets to any Person such that the sum of the Guarantor’s remaining net assets plus uncalled capital is less than the Maximum Amount (less amounts paid under this Limited Guarantee prior to such event), then, and in each such case, the Company may seek recourse, whether by the enforcement of any judgment or assessment or by any legal or equitable proceeding or by virtue of any applicable Law, against such continuing or surviving entity or such Person (in either case, a “Successor Entity”), as the case may be, but only to the extent of the liability of such Guarantor hereunder.

(b) The Company hereby covenants and agrees that it shall not institute, and shall cause its respective affiliates not to institute, any proceeding or bring any other claim arising under, or in connection with, the Merger Agreement, this Limited Guarantee, the Equity Financing Commitment or, in each case, the transactions contemplated thereby, against the Guarantor or any of its affiliates except for (i) claims by the Company against the Guarantor, its successors or permitted assigns (including any Successor Entity) under and in accordance with this Limited Guarantee, (ii) claims by the Company against Parent or Merger Sub or their respective successors or assigns under and in accordance with the Merger Agreement or the Confidentiality Agreement and (iii) to the extent (but only to the extent) the Company is expressly entitled under the Equity Financing Commitment or the Merger Agreement to enforce or cause Parent to enforce the Equity Financing Commitment in accordance with the terms thereof, claims by the Company against the Guarantor seeking to enforce the Equity Financing Commitment or against Parent seeking to cause Parent to enforce the Equity Financing Commitment in accordance with their terms, and the Company hereby, on behalf of itself and its affiliates, waives any and all claims arising under, or in connection with, the Merger Agreement, this Limited Guarantee, the Financing Commitment Letter or, in each case, the transactions contemplated thereby against the Guarantor or any of its affiliates and releases such Persons from such claims, in each case, except for claims expressly described in the preceding clauses (i), (ii) and (iii). Nothing set forth in this Limited Guarantee shall affect or be construed to affect any liability of Parent or Merger Sub to the Company.

5. Subrogation. The Guarantor will not exercise against Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations (including any Other Guarantor) any rights of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Company against Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations (including any Other Guarantor), whether arising by contract or operation of Law (including, without limitation, any such right arising under bankruptcy or insolvency Laws) or otherwise, including the right to take or receive from Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations (including any Other Guarantor), directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, by reason of any payment by it pursuant to the provisions of Section 1 hereof unless and until the Guaranteed Obligations have been paid in full. If any amount shall be paid to Guarantor in violation of the immediately preceding sentence at any time prior to the payment in full in immediately available funds of all amounts payable under this Limited Guarantee or any guarantee provided by any Other Guarantor, such amount shall be received and held in trust for the benefit of the Company, shall be segregated from other property and funds of Guarantor and shall forthwith be promptly paid or delivered to the Company in the same form as so received (with any necessary endorsement or assignment) to be credited and applied to all amounts payable by Guarantor under this Limited Guarantee.

6. Termination. This Limited Guarantee shall terminate upon, and the Guarantor shall not have any further liability or obligation under this Limited Guarantee from and after, the earliest to occur of any of the following: (a) the Effective Time; (b) with respect to the Parent Termination Fee Obligations only, (i) the valid termination of the Merger Agreement in accordance with its terms where the Parent Termination Fee does not become payable and (ii) the six-month anniversary after the date of termination of the Merger Agreement in accordance with its terms in circumstances where the Parent Termination Fee becomes payable unless, in the case of this clause (b)(ii), the Company has made a claim in respect of the Parent Termination Fee Obligation pursuant to this Limited Guarantee prior to the otherwise applicable termination date, in which case this Limited Guarantee shall continue in full force and effect with respect to the Parent Termination Fee Obligations until such claim is finally satisfied or otherwise resolved by agreement of the parties hereto or a final, non-appealable judgment of a Governmental Entity of competent jurisdiction; (c) with respect to the Expense Obligations only, the six-month anniversary after the date of termination of the Merger Agreement in accordance with its terms unless, in the case of this clause (c), the Company has made a claim in respect of the Expense Obligation pursuant to this Limited Guarantee prior to the otherwise applicable termination date, in which case this Limited Guarantee shall continue in full force and effect with respect to the Expense Obligations until such claim is finally satisfied or otherwise resolved by agreement of the parties hereto or a final, non-appealable judgment of a Governmental Entity of competent jurisdiction.

7. Continuing Guarantee. Unless terminated pursuant to the provisions of Section 6 hereof, this Limited Guarantee is a continuing one and shall remain in full force and effect until the indefeasible payment and satisfaction in full of the Guaranteed Obligations, shall be binding upon the Guarantor hereunder, its successors and permitted assigns (including any Successor Entity), and shall inure to the benefit of, and be enforceable by, the Company and its permitted successors, transferees and assigns. All obligations to which this Limited Guarantee applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon.

8. Entire Agreement. This Limited Guarantee, the Merger Agreement, the Voting Undertaking, the Carveout Transaction Agreement, the Confidentiality Agreements, the Equity Financing Commitments (to the extent the Company is a third party beneficiary thereof), the Blum Limited Guarantee and the Wolverine Limited Guarantee constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof. This Limited Guarantee is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies.

9. Amendment; Waivers, etc. No amendment, modification or discharge of this Limited Guarantee, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the amendment, modification, discharge or waiver is sought. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. The waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Limited Guarantee or a failure to or delay in exercising any right or privilege hereunder, shall not be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at Law or in equity.

10. No Third Party Beneficiaries. Subject to Section 4 hereof, the parties hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Limited Guarantee, and this Limited Guarantee is not intended to, and does not, confer upon any person other than the parties hereto and any Guarantor affiliate any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

11. Counterparts. This Limited Guarantee may be executed by facsimile or other means of electronic transmission and in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

12. Notices. Any notices or other communications required or permitted under, or otherwise given in connection with this Limited Guarantee, shall be in writing and shall be deemed to have been duly given (a) when delivered, if delivered in person, (b) upon confirmation of receipt, when transmitted by facsimile transmission or by electronic mail (but only if followed by transmittal by national overnight courier or for hand delivery on the next Business Day), (c) on receipt, after dispatch by registered or certified mail, postage prepaid, or (d) on the next Business Day, if transmitted by national overnight courier, addressed in each case as follows:

(a)	if to the Company,

Collective Brands, Inc.

3231 Southeast Sixth Avenue

Topeka, KS 66608-2208

Attention: General Counsel

Facsimile: 785-368-7577

Email: michael.massey@collectivebrands.com

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention: Francis J. Aquila

Audra D. Cohen

Facsimile: (212) 558-3588

if to the Guarantor,

c/o Golden Gate Capital

One Embarcadero Center, 39th Floor

San Francisco, CA 94111

Attention: Joshua Olshansky

Facsimile: (415) 983-2701

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

555 California Street, 27th Floor

San Francisco, CA 94104

Attention: Stephen D. Oetgen

Facsimile: (415) 439-1500

13. Governing Law. THIS LIMITED GUARANTEE SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

14. Consent to Jurisdiction, etc. The parties hereby irrevocably submit to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, or to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware (the “Chosen Courts”) solely in respect of the interpretation and enforcement of the provisions of this Limited Guarantee and of the documents referred to in this Limited Guarantee, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in the Chosen Courts or that the Chosen Courts are an inconvenient forum or that the venue thereof may not be appropriate, or that this Limited Guarantee or any such document may not be enforced in or by such Chosen Courts, and the parties hereto irrevocably agree that all claims relating to such action, suit or proceeding shall be heard and determined in the Chosen Courts. The parties hereby consent to and grant any such Chosen Court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action, suit or proceeding in the manner provided in Section 13 hereof or in such other manner as may be permitted by law shall be valid, effective and sufficient service thereof.

15. Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS LIMITED GUARANTEE IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS LIMITED GUARANTEE, THE CARVEOUT TRANSACTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (c) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (d) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS LIMITED GUARANTEE BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 15.

16. Representations and Warranties. The Guarantor hereby represents and warrants to the Company that:

(a) it is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all requisite power and authority to execute, deliver and perform this Limited Guarantee;

(b) the execution, delivery and performance of this Limited Guarantee by it has been duly and validly authorized and approved by all necessary limited partnership action by it and all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Entity necessary for the due execution, delivery and performance of this Limited Guarantee by Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Entity is required in connection with the execution, delivery or performance of this Limited Guarantee;

(c) this Limited Guarantee has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against it in accordance with the terms of this Limited Guarantee;

(d) the unfunded capital commitments necessary for it to fulfill its obligations under this Limited Guarantee shall be available to it when due for so long as this Limited Guarantee shall remain in effect in accordance with Section 7 hereof; and

(e) the execution, delivery and performance by the Guarantor of this Limited Guarantee do not and will not (i) violate the organizational documents of the Guarantor, (ii)

violate any Law or Order applicable to the Guarantor or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any contract to which the Guarantor is a party, in any case, for which the violation, default or right would be reasonably likely to prevent or materially impede, interfere with, hinder or delay the consummation by the Guarantor of the transactions contemplated by this Limited Guarantee on a timely basis.

17. Specific Performance. The parties hereto acknowledge and agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that Guarantor does not perform any provision of this Limited Guarantee in accordance with its specified terms or otherwise breaches its terms and further agree that the Company shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Limited Guarantee and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which it is entitled at law or in equity, and that the Company shall not be required to provide any bond or other security in connection with any such order or injunction.

18. No Waiver; Cumulative Rights. No single or partial exercise by the Company of any right, remedy or power hereunder shall preclude any other or future exercise of any right, remedy or power hereunder. Each and every right, remedy and power hereby granted to the Company or allowed it by Law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Company at any time or from time to time.

19. No Assignment. Neither the Guarantor nor the Company may assign any of its rights nor delegate any of its obligations under this Limited Guarantee, by operation of Law or otherwise. Any purported assignment of this commitment in contravention of this Section 19 shall be void.

20. Severability. If any provision, including any phrase, sentence, clause, section or subsection, of this Limited Guarantee is invalid, inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering such provisions in question invalid, inoperative or unenforceable in any other case or circumstance, or of rendering any other provision herein contained invalid, inoperative, or unenforceable to any extent whatsoever and a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision; provided, that this Limited Guarantee may not be enforced without giving effect to the limitation of the amount payable hereunder to the Maximum Amount provided in Section 1 hereof and to the provisions of Section 4 and Section 6. No party shall assert, and each party shall cause its respective affiliates not to assert, that this Limited Guarantee or any part hereof is invalid, illegal or unenforceable.

21. Headings. The headings contained in this Limited Guarantee are for convenience purposes only and will not in any way affect the meaning or interpretation hereof.

22. Relationship of the Parties; Several Liability. Each party acknowledges and agrees that (a) this Limited Guarantee is not intended to, and does not, create any agency, partnership, fiduciary or joint venture relationship between or among any of the parties hereto and neither this Limited Guarantee nor any other document or agreement entered into by any party hereto relating to the subject matter hereof shall be construed to suggest otherwise and (b) the obligations of the

Guarantor under this Limited Guarantee are solely contractual in nature. In no event shall Parent, Merger Sub or the Guarantor hereunder be considered an “affiliate”, “security holder” or “representative” of the Company for any purpose of this Limited Guarantee.

23. Interpretation; Construction. Sections 9.13(a) and (b) of the Merger Agreement are hereby incorporated by reference into this Limited Guarantee as if set forth herein in their entirety.

* * * * *

IN WITNESS WHEREOF, the undersigned have executed and delivered this Limited Guarantee as of the date first written above.

GOLDEN GATE CAPITAL OPPORTUNITY FUND, L.P.

By:	GGC Opportunity Fund Management, L.P.
Their:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

By:	/s/ Sue Breedlove
Name:	Sue Breedlove
Title:	Authorized Signatory

{Limited Guarantee}

COLLECTIVE BRANDS, INC.

By:	/s/ Michael J. Massey
Name:	Michael J. Massey
Title:	Chief Executive Officer

{Limited Guarantee}